SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        RUTHERFORD-MORAN OIL CORPORATION
                ------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                   783286-10-7
                ------------------------------------------------
                                 (CUSIP Number)

                Lydia I. Beebe                Terry M. Kee
                Chevron Corporation           Pillsbury Madison & Sutro
                575 Market Street             P.O. Box 7880
                San Francisco, CA 94105       San Francisco, CA 94120
                (415) 894-7700                (415) 983-1000


                ------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 27, 1999
                ------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of S. 240.13d-1(e), S. 240.13d-1(f) or S. 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See S. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  783286 10 7

                    1)       Names of Reporting Persons
                             S.S. or I.R.S. Identification Nos. of Above Persons

                             Chevron Corporation

--------------------------------------------------------------------------------
                    2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                  (a)        [ ]
                                                                  (b)        [X]

--------------------------------------------------------------------------------
                    3)       SEC Use Only

--------------------------------------------------------------------------------
                    4)       Source of Funds (See Instructions)

                              00

--------------------------------------------------------------------------------
                    5)       Check if Disclosure of Legal Proceedings is
                             Required Pursuant to Items 2(d) or 2(e)         [ ]

--------------------------------------------------------------------------------
                    6)       Citizenship or Place of Organization

                             Delaware
                             ---------------------------------------------------

                    7)       Sole Voting Power

                             19,223,201
Number of Shares             ---------------------------------------------------
Beneficially        8)       Shared Voting Power
Owned by Each
Reporting                    0
Person With                  ---------------------------------------------------
                    9)       Sole Dispositive Power

                             19,223,201
                             ---------------------------------------------------
                    10)      Shared Dispositive Power

                             0
--------------------------------------------------------------------------------
                    11) Aggregate Amount Beneficially Owned by Each Reporting Person

                             19,223,201
--------------------------------------------------------------------------------
                    12)      Check if the Aggregate Amount in Row (11) Excludes
                             Certain Shares (See Instructions)               [ ]

--------------------------------------------------------------------------------
                    13)      Percent of Class Represented by Amount in Row (11)

                             75.1%

--------------------------------------------------------------------------------
                    14)      Type of Reporting Person (See Instructions)
                             CO

--------------------------------------------------------------------------------
                                      -2-

CUSIP No.  783286 10 7
--------------------------------------------------------------------------------
                    1)       Names of Reporting Persons
                             S.S. or I.R.S. Identification Nos. of Above Persons

                             Chevron Thailand Inc.

--------------------------------------------------------------------------------
                    2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                  (a)        [ ]
                                                                  (b)        [X]

--------------------------------------------------------------------------------
                    3)       SEC Use Only

--------------------------------------------------------------------------------
                    4)       Source of Funds (See Instructions)

                             00

--------------------------------------------------------------------------------
                    5)       Check if Disclosure of Legal Proceedings is
                             Required Pursuant to Items 2(d) or 2(e)         [ ]

--------------------------------------------------------------------------------
                    6)       Citizenship or Place of Organization

                             Delaware

                             ---------------------------------------------------
                    7)       Sole Voting Power

                             0
Number of Shares             ---------------------------------------------------
Beneficially        8)       Shared Voting Power
Owned by Each
Reporting                    19,223,201
Person With                  ---------------------------------------------------
                    9)       Sole Dispositive Power

                             0
                             ---------------------------------------------------
                    10)      Shared Dispositive Power

                             19,223,201
--------------------------------------------------------------------------------
                    11) Aggregate Amount Beneficially Owned by Each Reporting Person

                             19,223,201

--------------------------------------------------------------------------------
                    12)      Check if the Aggregate Amount in Row (11) Excludes
                             Certain Shares (See Instructions)               [ ]

--------------------------------------------------------------------------------
                    13)      Percent of Class Represented by Amount in Row (11)

                             75.1%

--------------------------------------------------------------------------------
                    14)      Type of Reporting Person (See Instructions)
                             CO

--------------------------------------------------------------------------------
                                      -3-

     With respect to each contract, agreement or other document referred to herein and filed with the Securities and Exchange Commission as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.


ITEM 1.  SECURITY AND ISSUER.

     This Statement relates to the Common Stock, $0.01 par value per share (the "Common Stock") of Rutherford-Moran Oil Corporation, a Delaware corporation (the "Issuer" or "Rutherford-Moran"), whose principal executive offices are located at 5 Greenway Plaza, Suite 220, Houston, Texas 77046.


ITEM 2.  IDENTITY AND BACKGROUND.

     (a, b, c and f) This Statement is being filed by Chevron Corporation, a Delaware corporation ("Reporting Person") and Chevron Thailand Inc., a Delaware Corporation ("Chevron Sub"). The principal office of the Reporting Person and Chevron Sub is 575 Market Street, San Francisco, CA 94105.

     The principal business of the Reporting Person is to provide administrative, financial and management support for, and manage its investments in, United States and foreign subsidiaries and affiliates, which engage in fully integrated petroleum operations, chemical operations and coal mining. The Reporting Person operates in the United States and approximately 90 other countries. Chevron Sub is a wholly owned subsidiary of the Reporting Person, incorporated in Delaware on December 23, 1998 for the sole purpose of effecting the transactions contemplated by the Merger Agreement (as described in Item 4).

     Schedules I and II which are attached hereto and incorporated herein in their entirety by reference, set forth the name, residence or business address, citizenship and certain employment information of each of the executive officers and directors of the Reporting Person and Chevron Sub.

     (d) Neither the Reporting Person, nor Chevron Sub, nor to the best knowledge of either the Reporting Person or Chevron Sub, any entity or person with respect to which information is provided in response to this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither the Reporting Person, nor Chevron Sub, nor to the best knowledge of either the Reporting Person or Chevron Sub, any entity or person with respect to which information is provided in response to this Item has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Under both the Merger Agreement and the Option and Voting Agreement, the consideration is to be shares of common stock of the Reporting Person, as described in Item 4.

ITEM 4.  PURPOSE OF TRANSACTION.

         Agreement and Plan of Merger
         ----------------------------

     On December 23, 1998, the Reporting Person, Chevron Sub and Rutherford-Moran entered into an Agreement and Plan of Merger ("Merger Agreement") whereby Chevron Sub will be merged (the "Merger") with and into Rutherford-Moran in accordance with Delaware General Corporation Law, as amended from time to time ("Delaware Law"). Portions of the Merger Agreement were subject to approval of the Board of Directors of Chevron. Such approval was obtained on January 27, 1999. A copy of the Merger Agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

         Option and Voting Agreement
         ---------------------------

     In connection with the Merger, certain stockholders of Rutherford-Moran (the "Principal Stockholders") entered into an Option and Voting Agreement ("Option and Voting Agreement") dated December 23, 1998 with the Reporting Person. Such holders own approximately 75.1% of the outstanding Common Stock of Rutherford-Moran.

     Each Principal Stockholder has granted to the Reporting Person an option to purchase the shares of Rutherford-Moran Common Stock beneficially owned by such stockholder (the "Subject Shares") (each an "Option" and, collectively, the "Options") for approximately $3.50 worth of common stock of the Reporting Person per share of Rutherford-Moran Common Stock. The exercise price of the Option for each Subject Share equals that number of fully paid and nonassessable shares of the Reporting Person common stock equal to the Option Exchange Ratio (as hereinafter defined) divided by the Average Closing Price (the "Option Per Share Consideration"). "Option Exchange Ratio" equals the result obtained by dividing a numerator equal to the sum of (a) $91,000,000, (b) the amount of cash, if any, received by Rutherford-Moran in consideration of the issuance of its equity securities after December 23, 1998 and before the date on which the Reporting Person exercises the Options (the "Option Exercise Date"), (c) an amount equal to the value, if any, as agreed by Rutherford-Moran and the Reporting Person, of any non-cash consideration received by Rutherford-Moran in consideration of its equity securities after December 23, 1998 and before the Option Exercise Date, and (d) the cash consideration projected to be received by Rutherford-Moran in exchange for the expected issuance of equity securities pursuant to then existing contractual commitments and based on an exercise price equal to or less than the consideration to be received per share of Rutherford-Moran Common Stock pursuant to the Merger Agreement, by a denominator equal to the sum of (y) the number of shares of Rutherford-Moran Common Stock issued and outstanding on the Option Exercise Date and (z) the number of shares of Rutherford-Moran Common Stock issuable upon exercise of all outstanding warrants or options to acquire Rutherford-Moran Common Stock which have an exercise price equal to or less than the consideration to be received per share of Rutherford-Moran Common Stock pursuant to the Merger Agreement, assuming, for the purpose of this calculation only, that the Effective Time of the Merger is the same date as the Option Exercise Date. The Reporting Person may exercise the options with respect to all, but not less than all, of the Subject Shares. The Options remain exercisable until June 1, 1999. Chevron has recently been advised by counsel that such options are currently exercisable, as the acquisition of the shares would qualify for an exemption from the notification requirements under the Hart-Scott-Rodino Antitrust Improvement Act.

     Further, each of the Principal Stockholders has agreed to vote their Subject Shares at any meeting of Rutherford-Moran's stockholders called to vote upon the Merger Agreement (or in any other circumstances upon which a vote, consent or other approval, including a written consent, with respect to the Merger Agreement is sought) (a) in favor of the approval and adoption of the Merger Agreement, and (b) against (1) any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation or similar transaction involving Rutherford-Moran, other than the transactions contemplated by the Merger Agreement (each an "Other Proposal"), and (2) any amendment of Rutherford-Moran's certificate of incorporation or by-laws or other proposal would in any manner impede, frustrate, prevent, delay or nullify the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of capital stock of Rutherford-Moran. Upon the Reporting Person's or

Chevron Sub's request, each Principal Stockholder has agreed to irrevocably grant to and to appoint the Reporting Person and Chevron Sub, and each of them, and any person designated by either of them as permitted under applicable law, the stockholder's proxy and attorney-in-fact to vote the Subject Shares or grant a consent or approval in respect of the Subject Shares, in favor of or against, as the case may be, the matters described above and to execute and deliver an appropriate instrument irrevocably granting such proxy. The proxy so granted will terminate upon any termination of the Option and Voting Agreement in accordance with its terms.

     Each Principal Stockholder has further agreed not to (a) transfer, sell, pledge, assign or otherwise dispose of (including by gift) any of the Subject Shares to any person except pursuant to the Option and Voting Agreement, or
(b) enter into any voting arrangement in connection with any Other Proposal.

     It is the intention of Reporting Person to cause the registration of the Common Stock of Rutherford- Moran to cease upon the acquisition of all the outstanding shares of capital stock of Rutherford-Moran by the Reporting Person pursuant to the Merger.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate number of shares of Common Stock of the Issuer deemed to be beneficially owned by the Reporting Person pursuant to the Option and Voting Agreement is 19,223,201 shares, which represents approximately 75.1% of the outstanding shares of Common Stock of the Issuer.

     Chevron Sub does not own any shares of the Issuer directly, but may be deemed to share beneficial ownership of all the shares of Common Stock deemed owned by the Reporting Person by virtue of the grant of irrevocable proxies with respect to such shares of Common Stock under the Option and Voting Agreement described in Item 4.

     (b) The Reporting Person and Chevron Sub have the right to direct the vote of the 19,223,201 shares of Common Stock with respect to the Merger, subject to the terms and conditions of the Merger Agreement and the Option and Voting Agreement.

     (c) Not applicable.

     (d) Except as described above, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock beneficially owned by the Reporting Person or Chevron Sub.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On December 23, 1998, the Reporting Person, Chevron Sub and
Rutherford-Moran entered into an Agreement and Plan of Merger whereby Chevron Sub will be merged with and into Rutherford-Moran in accordance with Delaware Law. (See Item 4, which is incorporated herein by reference.)

     On December 23, 1998 the Reporting Person also entered into the Option and Voting Agreement. (See Item 4).

     Copies of the Merger Agreement and the Option and Voting Agreement are filed as Exhibits 1 and 2 to this Schedule 13D and are incorporated herein by reference to filings made by the Issuer.

     At present, there are no other contracts, arrangements, understandings, or relationships with respect to securities of the Issuer involving the Reporting Person or Chevron Sub.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1. Merger Agreement (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K dated December 31, 1998).

     2. Option and Voting Agreement (incorporated by reference to Exhibit 99.2 to the Issuer's Current Report on Form 8-K dated December 31, 1998).

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  February 1, 1999                     CHEVRON CORPORATION



                                            By      /s/ Lydia I. Beebe
                                               ---------------------------------
                                                        Lydia I. Beebe,
                                                Vice President and Secretary


                                            CHEVRON THAILAND INC.



                                            By     /s/ Hilman P. Walker
                                               ---------------------------------
                                                       Hilman P. Walker,
                                                Vice President and Secretary

                                   SCHEDULE I

     The following table sets for the name, residence or business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation in which such employment is conducted, of each executive officer and director of Chevron Corporation ("Chevron").


====================================================================================================================================
          Name           Citizenship                                          Employment Information
                                          ------------------------------------------------------------------------------------------
                                          Occupation                         Business Address                  Business of Employer
------------------------------------------------------------------------------------------------------------------------------------
     K. T. Derr            U.S.           Chairman and Chief                575 Market Street                   See Item 2
                                          Executive Officer of Chevron      San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
     J. N. Sullivan        U.S.           Vice Chairman of Chevron          575 Market Street                   See Item 2
                                                                            San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
     D. J. O'Reilly        U.S.           Vice Chairman of Chevron          575 Market Street                   See Item 2
                                                                            San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
     M. R. Klitten         U.S.           Vice President and Chief          575 Market Street                   See Item 2
                                          Financial Officer of              San Francisco, CA  94105
                                          Chevron
------------------------------------------------------------------------------------------------------------------------------------
     D. W. Callahan        U.S.           Vice President of Chevron         575 Market Street                   See Item 2
                                                                            San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
     H. D. Hinman          U.S.           Vice President and General        575 Market Street                   See Item 2
                                          Counsel of Chevron                San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
     G. K. Carter          U.S.           Vice-President and                575 Market Street                   See Item 2
                                          Treasurer                         San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
     A. M. Caccamo         U.S.           Vice President                    575 Market Street                   See Item 2
                                                                            San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
     L. E. Elkins Jr.      U.S.           Vice President                    575 Market Street                   See Item 2
                                                                            San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
     G. Matiuk             U.S.           Vice President                    575 Market Street                   See Item 2
                                                                            San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
     R. H. Matzke          U.S.           Vice President                    575 Market Street                   See Item 2
                                                                            San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
     D. L. Paul            U.S.           Vice President                    575 Market Street                   See Item 2
                                                                            San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
     P. J. Robertson       U.K.           Vice President                    575 Market Street                   See Item 2
                                                                            San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
     J. S. Watson          U.S.           Vice President                    575 Market Street                   See Item 2
                                                                            San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
     S. H. Armacost        U.S.           Chairman, SRI International       333 Ravenswood Avenue               Consulting
                                                                            Menlo Park, CA 94025


------------------------------------------------------------------------------------------------------------------------------------
     S. Ginn               U.S.           Chairman and C.E.O. of            One California Street              Wireless
                                          AirTouch Communications,          San Francisco, CA  94111           telecommunications
                                          Inc.
------------------------------------------------------------------------------------------------------------------------------------
     C. A. Hills           U.S.           Chairman and C.E.O. of            1200 19th Street, N.W.             Consulting
                                          Hills & Company                   #201 Washington, DC
                                          International Consultants         20036
------------------------------------------------------------------------------------------------------------------------------------
     J.B. Johnston         U.S.           Chief Executive Officer,          1455 Pennsylvania Ave.             Consulting
                                          Johnston & Associates             NW, Washington, DC
                                                                            20004
------------------------------------------------------------------------------------------------------------------------------------
     C. M. Pigott          U.S.           Chairman Emeritus of              P.O. Box 1518                      Transportation
                                          PACCAR Inc                        Bellevue, WA 98009                 equipment
                                                                                                               manufacture
------------------------------------------------------------------------------------------------------------------------------------
     C. Rice               U.S.           Provost and Vice President        Building 10,                       Higher education
                                          of Stanford University            Stanford University
                                                                            Stanford, CA 94305
------------------------------------------------------------------------------------------------------------------------------------
     F.A. Shrontz          U.S.           Retired as Chairman of the        7755 E. Marginal Way S.            Manufacture of
                                          Board and CEO of the              Seattle, WA 98108                  aircraft
                                          Boeing Company
------------------------------------------------------------------------------------------------------------------------------------
     G. H.                 U.S.           Chairman of Weyerhaeuser          CH 5                               Forest products
                                          Company                           Tacoma, WA 98477
     Weyerhaeuser
------------------------------------------------------------------------------------------------------------------------------------
     J. A. Young           U.S.           Vice-Chairman of Novell,          3200 Hillview Avenue               Software
                                          Inc.                              Palo Alto, CA 94304
------------------------------------------------------------------------------------------------------------------------------------
     C-L Tien              U.S.           NEC Distinguished Professor of    6101 Etcheverey Hall               Education
                                          Engineering, University of        Berkeley, CA 94720
                                          California
====================================================================================================================================


                                   SCHEDULE II

     The following table sets for the name, residence or business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation in which such employment is conducted, of each executive officer and director of Chevron Thailand Inc.


====================================================================================================================================
         Name                 Citizenship                                           Employment Information
                                            ========================================================================================
                                            Occupation                     Business Address              Business of Employer
------------------------------------------------------------------------------------------------------------------------------------
     R. H. Matzke                 U.S.      President                      575 Market Street                   See Item 2
                                                                           San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
     H. P. Walker                 U.S.      Vice President and             575 Market Street                   See Item 2
                                            Secretary                      San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
     R. A. Lagasy                 U.S.      Vice President                 575 Market Street                   See Item 2
                                                                           San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
     C. K. Potter                 U.S.      Vice President                 575 Market Street                   See Item 2
                                                                           San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
     E. B. Scott                  U.S.      Vice President                 575 Market Street                   See Item 2
                                                                           San Francisco, CA  94105
====================================================================================================================================



                                  EXHIBIT INDEX


1. Merger Agreement (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K dated December 31, 1998).

2. Option and Voting Agreement (incorporated by reference to Exhibit 99.2 to the Issuer's Current Report on Form 8-K dated December 31, 1998).